UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Riverview Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

769395203 **
(CUSIP Number)

August 6, 2021 ***
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant (the Units).

*** Please note this constitutes a late filing due to a clerical oversight.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 769395203

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  332,415

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  332,415

9
Aggregate Amount Beneficially Owned by Each Reporting Person

332,415

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.3%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 769395203

1
Names of Reporting Persons

ACM ASOF VII Cayman Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  466,377

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  466,377

9
Aggregate Amount Beneficially Owned by Each Reporting Person

466,377

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 769395203


1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  292,575

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  292,575

9
Aggregate Amount Beneficially Owned by Each Reporting Person

292,575

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.2%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No. 769395203

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  932,256

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  932,256

9
Aggregate Amount Beneficially Owned by Each Reporting Person

932,256

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.7%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 769395203

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  2,023,623

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  2,023,623

9
Aggregate Amount Beneficially Owned by Each Reporting Person

2,023,623

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

8.1%

12
Type of Reporting Person (See Instructions)

IA, PN


CUSIP No. 769395203

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power


  0

6
  Shared Voting Power


  466,377

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  466,377

9
Aggregate Amount Beneficially Owned by Each Reporting Person

466,377

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No. 769395203

1
Names of Reporting Persons

Corbin Capital Partners Group, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power


  0

6
  Shared Voting Power


  466,377

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  466,377

9
Aggregate Amount Beneficially Owned by Each Reporting Person

466,377

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

OO


CUSIP No. 769395203

1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  466,377

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  466,377

9
Aggregate Amount Beneficially Owned by Each Reporting Person

466,377

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

IA, PN


Item 1(a).	Name of Issuer:
       Riverview Acquisition Corp.

Item 1(b).	Address of Issuers Principal Executive Offices:
       510 South Mendenhall Road, Suite 200, Memphis, TN 38117

Item 2(a).	Name of Person Filing:
        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii.	ACM ASOF VII Cayman Holdco LP (ASOF);
iii.	ACM Alameda Special Purpose Investment Fund II LP (Alameda);
iv.	ACM Alamosa (Cayman) Holdco LP (Alamosa);
v.	Atalaya Capital Management LP (ACM);
vi.	Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vii.	Corbin Capital Partners Group, LLC (CCPG); and
viii.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None,
		Residence:

       The address of the principal business office of each of ASPIF II, ASOF, Alameda, Alamosa and ACM is One Rockefeller Plaza, 32nd Floor,
New York, NY 10020. The address of the principal business office of each of CEOF, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

       Each of ASPIF II, ACM and CCP is a Delaware limited partnership. Each of ASOF, Alameda and Alamosa is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:
		Class A common stock, par value $0.001 per share (the Shares)

Item 2(e).	CUSIP Number:
		769395203

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
		240.13d-2(b) or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

		As of the date hereof, ACM may be deemed the beneficial owner of 2,023,623 Shares underlying Units, which amount includes (i) the 332,415 Shares underlying Units beneficially owned by ASPIF II, (ii) the 466,377 Shares underlying Units beneficially owned by ASOF, (iii) the 292,575 Shares underlying Units beneficially owned by Alameda and (iv) the 932,256 Shares underlying Units beneficially owned by Alamosa. Each of CCPG and CCP may be deemed the beneficial owner of 466,377 Shares underlying Units, which amount includes the 466,377 Shares underlying Units beneficially owned by CEOF.

Item 4(b).	Percent of Class:

      As of the date hereof, ACM may be deemed the beneficial owner of approximately 8.1% of Shares outstanding, which amount includes (i) 1.3% of Shares outstanding beneficially owned by ASPIF II, (ii) 1.9% of Shares outstanding beneficially owned by ASOF, (iii) 1.2% of Shares outstanding beneficially owned by Alameda and (iv) the 3.7% of Shares outstanding beneficially owned by Alamosa. Each of CCPG and CCP may be deemed the beneficial owner of approximately 1.9% of Shares outstanding, which amount includes 1.9% of Shares outstanding beneficially owned by CEOF.
(These percentages are based on 25,000,000 Shares outstanding as reported in the Issuers Prospectus filed with the Securities and Exchange
Commission on August 9, 2021.)

Item 4(c).	Number of shares as to which such person has:

ASPIF II:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  332,415
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  332,415
ASOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  466,377
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  466,377
Alameda:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  292,575
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  292,575
Alamosa:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  932,256
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  932,256
ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  2,023,623
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  2,023,623

CEOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  466,377
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  466,377

CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  466,377
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  466,377

CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  466,377
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  466,377

	The Shares are directly held by ASPIF II, ASOF, Alameda, Alamosa and CEOF (the Direct Holders). As ASPIF II, ASOF, Alameda and Alamosas investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF, Alameda and Alamosa. As CEOs investment manager,
CCP has the power to vote and direct the disposition of all Shares held by CEOF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.
		This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.
		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	ASPIF II, ASOF, Alameda, Alamosa, ACM, CEOF, CCPG and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 2,490,000 Shares. CEOF, CCPG and CCP disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF, Alameda and Alamosa. ASPIF II, ASOF, Alameda, Alamosa and ACM disclaim beneficial ownership over the Shares held directly by CEOF.

Item 9.		Notice of Dissolution of Group.
		This Item 9 is not applicable.

Item 10.	Certifications.
		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII Cayman Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel
General Counsel


Corbin Capital Partners Group, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

August 26, 2021

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX
Ex.



  A.	Joint Filing Agreement


       JOINT FILING AGREEMENT
       The undersigned hereby agree that the statement on Schedule 13G with respect to shares of Class A common stock of Riverview Acquisition Corp., filed August 26, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII Cayman Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

August 26, 2021